Cybin to Participate in TD Cowen's 5th Annual Novel Mechanisms in Neuropsychiatry & Epilepsy Summit

TORONTO, CANADA – September 11, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today announced that Amir Inamdar, Cybin’s Chief Medical Officer, and George Tziras, Cybin’s Chief Business Officer, will participate in a fireside chat at TD Cowen's 5th Annual Novel Mechanisms in Neuropsychiatry & Epilepsy Summit on Wednesday, September 17, 2025, at 9:20 a.m. ET.

The webcast and replay will be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin® is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor Contact:
Candice Masse
astr partners
Managing Director
(978) 879-7273
candice.masse@astrpartners.com

Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com